CARDERO RESOURCE CORP.

Form 51-102F1

Management’s Discussion and Analysis

For nine months ended July 31, 2008

INTRODUCTION

This Management Discussion and Analysis (“MD&A”) of Cardero Resource Corp. (“Cardero” or the “Company”) for the nine months ended July 31, 2008 has been prepared by management, in accordance with the requirements of National Instrument 51-102, as of September 10, 2008, and compares its financial results for the nine months ended July 31, 2008 to the previous year’s same period.  This MD&A provides a detailed analysis of the business of Cardero and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended October 31, 2007 and unaudited consolidated financial statements for the nine months ended July 31, 2008.  The Company’s reporting currency is the Canadian dollar and all amounts in this MD&A are expressed in Canadian dollars.  The Company reports its financial position, results of operations and cash-flows in accordance with Canadian generally accepted accounting principles.

This MD&A contains certain statements that may constitute “forward-looking statements”.  Forward-looking statements include but are not limited to, statements regarding future anticipated property acquisitions, the timing, cost and nature of future anticipated exploration programs and the results thereof, discovery and delineation of mineral resources/reserves, business and financing plans, business trends and future operating revenues.  Information concerning mineral resource estimates also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered if a mineral deposit were developed and mined.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or which by their nature refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, the Company’s ability to identify one or more economic deposits on its properties, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies.

Historical results of operations and trends that may be inferred from the discussion and analysis HEREIN may not necessarily indicate future results from operations.

This MD&A contains information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine.  The Company advises US investors that the US Securities and Exchange Commission's mining guidelines strictly prohibit information of this type in documents filed with the SEC.  Readers are cautioned that the Company has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Company's properties.

All of the Company's public disclosure filings, including its most recent management information circular, material change reports, press releases and other information, may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties.

DATE

This Management Discussion and Analysis reflects information available as at September 10, 2008.

THE BUSINESS OF THE COMPANY

Background

Cardero Resource Corp. is a junior resource mineral exploration company.  Its assets consist of mineral properties, common shares and warrants of other junior natural resource exploration companies and cash.  The Company funds its operations primarily through the sale of its equity securities.  The mineral exploration business is very high risk.  Major risks applicable to the Company include:

1.

The chance of finding an economic ore body is extremely small, and the vast majority of exploration projects do not result in the discovery of commercially mineable deposits of ore.

2.

The market for junior resource equities, where the Company raises funds, is extremely volatile.  Even though the Company believes that it has sufficient funds on hand to meet its current requirements, there is no guarantee that it will be able to raise additional funds as it requires them.

3.

The establishment of undisputed title to mineral properties is often a time consuming process and even though the Company has diligently investigated title to all its mineral properties there is no guarantee of title.

4.

Currency fluctuations may affect the Company as its transactions are often conducted in US dollars, Mexican and Argentinean pesos, and Peruvian Nuevo Soles.

5.

The Company’s properties are located in Mexico, Argentina and Peru and will be affected by the political stability and laws of those countries.

6.

There is no guarantee that the Company can obtain the necessary governmental permits, consents, approvals and licenses for its proposed operations as and when required.

7.

Environmental concerns and the fluctuation of metal prices, both of which are beyond the Company’s control, may significantly alter the economics of the exploitation of any mineral deposits that it may discover or acquire.

(See “Risk Factors”)

Exploration Activities

Cardero is actively assessing, acquiring interests in and exploring a number of mineral exploration properties, primarily those it considers to be prospective for gold, copper and iron.  At the present time, it is focusing its activities in Mexico, Argentina, Peru and the state of Minnesota in the United States, where it has established subsidiaries and the infrastructure to enable it to actively work in such countries.  The Company, through its subsidiaries, holds, or has the right to acquire interests in, a large number of properties in these countries.  However, at the present time it does not consider all of these to be material as, in many cases, the properties are in the early stages of evaluation, or have not had sufficient work done on them by the Company to determine if they are material.  Cardero presently considers its material properties to be the Iron Sands Project (Peru), and the Pampa de Pongo Iron Project (Peru).

Property	Total Costs as of October 31, 2007	Total Costs to July 31, 2008	Estimated Fiscal 2008 Expenditures(1)
Iron Sands, Peru	$4,223,535	$5,533,112	1,000,000
Pampa de Pongo, Peru	$2,683,199	$3,200,230	2,500,000

Note:

1.

This amount represents the estimated exploration expenditures for 2008 fiscal year ending October 31, 2008 only, and to July 31, 2008.  Estimated expenditures are contingent upon ongoing successful results justifying further expenditures.

During the three months ended July 31, 2008 and to September 10, 2008, the Company carried out the following exploration activities:

Material Properties

Peru

Pampa De Pongo Iron Project

The Company exercised the option and acquired the property on 27 January 2008, making the final payment of USD 300,000.  Transfer of title from Rio Tinto to a Peruvian subsidiary of Cardero is in progress.

SRK Consulting Engineers and Scientists (“SRK”) has been retained to complete a mine scoping study, which commenced in February, 2008 and is scheduled to be completed in late September, 2008.  The scoping study will focus on determining the optimum mining methods, a new resource estimate, pilot-scale metallurgy and a preliminary economic assessment.

The Company has received a drill permit and has secured a drill contract which is scheduled to commence in early October, 2008.  This drilling will focus on definition drilling in the Central Zone, as part of a prefeasibility study.

Drilling will also address exploration needs by testing a large 3D magnetic anomaly (referred to as the East Zone).  The magnetic anomaly has previously been tested by drillhole PPD-004, which intersected 282 metres @ 31.3% iron, including 191 metres of massive magnetite, where composite grades range from 43.57% to 48.52% iron.  This considerably decreases the technical risk and increases confidence that the high priority anomaly represents a significant body of massive magnetite mineralization.  Previous drilling of 3D geophysical models in 2004 resulted in an excellent correlation between the dimensions of the model and ore-grade mineralization.

Cardero is moving quickly to complete pilot-scale metallurgical test work for inclusion in the SRK scoping study.  Metallurgical test work is being undertaken by Natural Resources Research Institute’s (“NRRI”) Coleraine Minerals Research Labs (“CMRL”) in Minnesota.  Bench-scale mini-pot pellets returned a preliminary grade of 65.1% iron.  Pilot-scale pelletizing and fired-pellet production has also been completed and, as planned, 98 kilograms (216 pounds) of pellets were produced with three full pot-grate tests.  Pilot-scale pelletizing is being undertaken (using a large 1,090 kilogram representative sample) to confirm that the physical and metallurgical characteristics of the Pampa de Pongo pellets are commercially-scalable.  A total of five bench-scale (mini-pot) grate tests were conducted to select the firing parameters for the pilot-scale pot grate test.  Pilot-scale pelletizing and fired-pellet production has been completed.

The physical and metallurgical evaluation of the pellets is also complete, and NRRI has indicated that the pellet reducibility, porosity, and swelling are “very good”.  Chemical analysis of the pellets is in progress at an independent, external laboratory.  A representative sample of the pilot-scale pellets is currently being analyzed for reducibility, low temperature breakdown (LTB), and swelling to determine their quality as a commercial-scale blast furnace pellet feed.  Once the results of all tests are complete, NRRI will deliver their final report.

A representative sample of pellets has been shipped for further evaluation by MIDREX Technologies, Inc., the world leader in gas-based Direct Reduced Iron (DRI) technology.  DRI grade pellets are premium products and typically attract higher value contracts than Blast Furnace grade pellets.

Iron Sands Project

The Iron Sands project comprises 23 mining concessions which total 17,400 hectares located near the city of Nazca in the desert coastal region of southern Peru approximately 45 kilometres northeast of the port of San Juan and close to the large Marcona iron mine (approximate resource of 1.4Bt @ 54% iron), and to Cardero’s Pampa de Pongo iron deposit.

During the quarter, the Company completed the installation and commissioning of the pilot plant.  A 40-tonne magnetic concentrate was subsequently processed ahead of schedule.  Further optimization during the concentrate production resulted in dramatically increased throughputs, from 2.8 to 18 tonnes per hour, up to a maximum of 27 tonnes per hour.  This performance has important implications for proposed mining at the Iron Sands project -- greater throughput means that a smaller magnetic separation plant would be required for commercial production and this, in turn, would require a smaller capital expenditure for the plant, thereby enhancing the positive economics envisaged by the Company.

Cardero has been using an X-ray fluorescence (XRF) portable analyzer at the pilot plant site to provide preliminary analyses - this allows the affect of pilot plant adjustments to be quickly assessed with respect to concentrate grade, without the need to await prolonged laboratory analysis.  However, the instrument used (Innov-X XRF Alpha 6000 Analyzer) does not provide the accuracy required to report assays.

The results from the use of the handheld XRF technology suggest that concentrate grade has now been increased to 52-55% iron.  The handheld XRF was utilized during commissioning and subsequent laboratory results demonstrated that it was under-reading by approximately 2%.  The readings of 52-55% iron are therefore only considered to be a reasonable indication of grade and laboratory analysis will be required to ascertain the true iron grade.  Accordingly, the Company cautions that undue reliance should not be placed on the XRF derived grade.  This interpreted improvement in grade is attributed to the increased sand throughput and associated improved pilot-plant configuration.

It is anticipated that a sample of the concentrate from the pilot plant will be shipped from Lima to a laboratory in the US in mid-September.  The laboratory will undertake extensive commercial-scale melting tests aimed at producing a premium-quality pig iron product (96-98% Fe, 2-4% C, <0.05% deleterious elements), along with a vanadium and titanium enriched slag.  Previous bench-scale testing of samples from the Iron Sands project has successfully produced high-grade pig iron on three separate occasions and Cardero is therefore very confident about demonstrating viability at the industrial level.

In tandem with the above work, SRK have been retained to complete a 43-101 compliant resource estimate and scoping study with preliminary economic assessment for the Pampa El Toro Iron Sands Project.  It is anticipated that an initial draft of the SRK report will be available to the Company in late January, 2009

Other Mineral Projects

Mexico

Baja IOCG

The Company is currently seeking a joint venture partner to fund ongoing exploration on the Baja IOCG project.  If the Company is unable to secure a joint venture partner, or if a deal outlining significant drill expenditure cannot be finalised, the Company will, subject to financing, consider carrying out further work on its own on the Baja IOCG Project in the 2009 fiscal year beginning November 1, 2008.  Such work would include an initial 3,000 metre drill program to test priority targets at San Fernando and San Jose.  In preparation for possible drilling at San Fernando, the Company retained an experienced structural geologist, who visited the property in late August.  The purpose of the fieldwork was to determine the main controlling structures and to further refine priority drill targets.  The field work has been completed and the Company is awaiting final recommendations from the consulting geologist.  From verbal communication to date from the consultant it appears that there are numerous high-priority targets which will require drill testing.

Corrales Project

The Corrales project is located to the south of the Chihuahua state, 60 kilometres east from Parral, 28 kilometres south-southwest from the city of Jiménez and 110 kilometres south-southeast from Naica mine.  Corrales is a grass-roots carbonate replacement deposit (“CRD”) exploration project with significant mineralization exposed at surface.  The extent of surface alteration and geochemical anomalism is comparable to major CRD deposits in the regions.  The property has been exploited on a small scale by informal miners, exposing mineralization in shallow surface pits.  The property has not seen any modern exploration of any kind.

Cardero has entered into a 5 year lease with an option to purchase a 100% interest in one mining concession covering a small scale barite extraction operation.  Cardero also holds a significant land position surrounding this concession through a 100% owned 8,500 hectare exploration concession.

Cardero exploration to date has included 203 soil samples (100 x 50 metre sample grid) and 60 rock chip samples.  Multi-element soil anomalies demonstrate excellent coincidence with mapped alteration.  Limestone and brown calcite samples collected within the main area of alteration are anomalous in zinc, lead and manganese.  Mineralized samples average approximately 6% zinc and 3% lead but, critically, also carry 3-6 ounces of silver.

On June 12, 2008, the Company entered into a letter of intent for an option/joint venture on the Corrales property with Ethos Capital Corp. (“ECC”) (see “Mexico Property Option/Joint venture) below.

Santa Teresa Project

The Santa Teresa property, which consists of 8,140 hectares of exploration concessions (plus an additional 153 hectares of exploration concessions applied for by the Company) held 100% by the Company, is located approximately 120 kilometres north-northwest of the city of Saltillo, capital of the state of Coahuila, Mexico.  The property has seen extensive mining activity, as more than 40 sets of historical workings are found along one or more mineralized horizons over a strike length of approximately 10 kilometres.  The workings are thought to date from at least the 1930’s and there is no evidence of any modern exploration or drilling.

Zinc-lead-copper-silver mineralization occurs (primarily as oxides) in replacements of favourable horizons as well as multiple, parallel, shear zones (up to 10 metres wide). The property hosts CRD type mineralization as well as sedimentary copper (Kupfersciefer-type) mineralization.  Six characterization rock samples (taken by a third party in 2003) returned results ranging between 18.2g/t to 213g/t silver, 0.37% to 49.1% copper (from selective chalcocite-rich samples), 0.37% to 6.69% lead, and 0.33% to 11.45% zinc.

On June 12, 2008, the Company entered into a letter of intent for an option/joint venture on the Santa Teresa property with ECC (see “Mexico Property Option/Joint venture) below.

Mexico Property Option/Joint Venture (Corrales and Santa Teresa Projects)

On June 12, 2008, the Company signed a letter of intent (as amended on September 11, 2008) (“LOI”) with ECC, a Capital Pool Company listed on the TSX Venture Exchange (“TSXV”), pursuant to which ECC has been granted an option to earn an interest in the Santa Teresa and Corrales silver-lead-zinc projects in Mexico.  The Company understands that this transaction is intended to constitute the qualifying transaction for Ethos, and the transaction is subject to the acceptance for filing thereof by the TSXV and completion of all TSXV requirements for a CPC qualifying transaction.

Pursuant to the LOI, Ethos may earn a 70% interest in each of the properties by making cash payments of CAD 750,000 (DAD 250,000 on TSXV acceptance), and issuing an aggregate of 1,434,000 common shares of ECC to Cardero over a three-year period (366,800 shares on TSXV acceptance).

Ethos has advised that, subject to completion of the qualifying transaction, it intends to complete an initial exploration program of trenching, sampling, geological mapping and geophysics in order to prioritize targets for drilling.

Calera Project

The Calera project is located in the state of Chihuahua, Mexico, 160 kilometres west of Chihuahua City.  Calera was first discovered in 1652, with medium-scale mining beginning in 1903 and in 1906 it was the first producer of zinc in Mexico.

The Calera property was mined following the discovery of the outcropping La Prieta chimney and later from underground, with the discovery of a single manto dipping southwest from the chimney.  Calera’s historical reported production was greater than 650,000 tons with grade of 50-100 g/t silver, 5-7% lead and 10-25% zinc.  Concentrates graded 2kg/t silver, 75% lead and 55% zinc.  The deposit was last mined between 1967 and 1983 using a small 60 tons/day metallurgical plant.  However, mining ceased once the depth extents of that system had been exhausted and no other exploration was undertaken from surface or underground.  The property has not seen any modern exploration drilling and with a demonstrably extensive alteration system, the potential for further discoveries is considered high.  Several targets are essentially drill-ready with no further geochemistry or geophysics required.

The Company has completed option agreements with three concession holders, securing rights to 425 hectares on five claims.  The Company is presently planning an initial reconnaissance exploration program, but has, as yet, no firm timetable for the implementation or completion of such program.

Argentina

Sediment Hosted Vein (SHV) Project

The SHV project is an exploration program, based on a specific geological model, targeting the prospective 61,000 square kilometre Santa Victoria basin in north-western Argentina.  To date, the Company has acquired interests in, or the right to acquire an interest in, 18 separate properties (1,028.60 square kilometres in total), of which one has been dropped following further investigation.  The remainder make up the properties currently comprising the Company’s SHV Project.  Additional properties may be acquired, and existing properties may be abandoned or returned to their respective vendors, as reconnaissance and property evaluation is ongoing.  The Company did not carry out any work on its SHV properties during the quarter, as its personnel were primarily focussed on work under the Newmont Joint venture (see below).

Newmont Exploration Alliance

The exploration alliance with Newmont, which has been in effect since September 1, 2007, operates within the northern portion of Cardero’s Sediment Hosted Vein (SHV) project area (the “Alliance Area”).  The Alliance Area covers an area of approximately 36,000 square kilometres.  Any properties acquired by the Alliance will be held, initially, 50:50 by Cardero and Newmont, subject to dilution for failure to contribute to ongoing exploration.

Newmont will not, by virtue of its participation in the Alliance, earn any interest in any existing Cardero properties in the Alliance Area.  However, it will have the right to elect to earn an interest in certain Cardero properties through separate option agreements.  Existing Cardero properties located within the Alliance area have been designated as either Option Properties or Excluded Properties.  Cardero has excluded four properties from the Alliance (Organullo, Piriquitas, Chingolo/Providencia and La Poma/Concordia).  All other Cardero properties within the Alliance Area have been designated as Option Properties.  Newmont has the right to elect to enter into an option to acquire an interest in any (or all) of the Option Properties at any time during the term of the Alliance upon prescribed terms.  To date, Newmont has not elected to enter into any such option agreements.

Sampling, using Newmont’s proprietary Bulk Leach Extractable Gold (BLEG) methodology, began in mid-September 2007.  Sampling has been continuous since that time, with 3 or 4 dedicated BLEG sampling teams employed at all times.  To date, 1,356 samples have been collected, screening an area of approximately 6,102 square kilometres.  Newmont completed interpretation of Aster satellite imagery of the Alliance Area in October 2007 and this interpretation helped prioritise areas for BLEG sampling.

Partial analytical results from the BLEG sampling campaign have been returned and interpretation of these results in progress by the Company in conjunction with Newmont geologists and geochemists.  Targets identified will be prioritised for field follow-up.  This work will ideally place the Alliance to rapidly advance identified targets.  To date, the Alliance has not acquired any properties in the Alliance Area.

Incahausi Gold Project

No work was carried out during the quarter and no further work is planned on this property during 2008 as the Company continues to focus its efforts on its Peruvian Iron Ore assets.  However, the Company believes that the Incahuasi project area still has significant future potential as a bulk-tonnage style target.  Accordingly, the Company plans to relinquish its option to acquire the seven minas over the historic Incahuasi Mine, but retain the two surrounding cateos (368 hectares) that are 100% owned by the Company.

La Poma Silver-Lead Epithermal Project

The La Poma property lies within the Alliance area (see above) but is an Excluded Property and has been advanced by the Company on its own.  The property consists of 6 minas (exploitation concessions), covering approximately 3,752 hectares, including the former La Poma Silver-Lead Mine.  The property is located 24 kilometres from the town of San Antonio De Los Cobres and less than three hours drive from Salta.

In total, the Company has now collected 54 surface rock samples, with silver values ranging from 0.4 g/t to 1370 g/t, lead ranging from below detection to 15.45%, and copper ranging from below detection to 2.47%.  Mean values from all 54 rock samples to date is 250 g/t silver, 5.73% lead, and 0.32% copper.

In late February 2008, the Company completed further detailed surface mapping and a short drilling program to demonstrate the depth-continuity of mineralization mapped at surface.  The drillhole program consisted of two drillholes for a total of 335 metres.  The drilling demonstrated that surface mineralization, extending over more than 2,000 metres strike length, can be used as an indicator of real potential at depth.  Mineralization has been tested at only two structural levels and remains open, even beyond the known surface exposures.  Six IP anomalies on the property remain untested and the potential for discovery of additional sub-parallel mineralized structures requires further drill testing.

The Company believes that the project has significant future potential but no further work is planned during 2008 as the Company continues to focus on its Peruvian Iron Ore assets.  The project is currently at an advanced stage of exploration, with mapping, sampling, geophysics and two drillholes complete.  In order to progress drill testing to the next stage, the Company is seeking a silver-focussed joint venture partner who can commit to drill testing of the numerous high priority targets which are drill ready.

Mina Pirquitas Silver Project

The Company understand from the optionee/operator of the property, Davcha Resources Pty. Limited, that no work has yet been carried out on the property, as the required permits have not yet been received.

Huachi Project

The Huachi copper-gold property is located in San Juan Province in north-western Argentina.  The property has good access and exploration can be carried out on a year-round basis.  Mapping by the Company indicates that copper-gold mineralization is part of a large and well developed porphyry style hydrothermal system.

The Company will not be undertaking any further exploration at Huachi and is currently seeking a joint venture partner to advance the Huachi project.  Terms of the proposed JV will include significant drilling commitments to ensure that the targets are adequately tested in the upcoming field season.  Several companies have signed confidentiality agreements and have received data for internal review.  However no negotiations have yet been commenced with, nor have any proposals been received from, potential partners.

Los Manantiales Project

The Company understand from the optionee/operator of the property, Hochschild Mining Holdings Limited, that no work has yet been carried out on the property, as the required permits have not yet been received.

Peru

Amable Maria Uranium Project

No work was carried out on the Amable Maria project during the quarter.  The Company is currently looking for a joint venture partner to advance this uranium project.

United States

TiTac Project

The Company has completed an option to lease agreement (see below) with an arm's length private mineral owner on the TiTac Iron-Titanium-Vanadium deposit in northeast Minnesota, USA.  The TiTac property (previously known as the "Section 34 deposit") was originally explored with airborne geophysical surveys, which identified coincident magnetic and electromagnetic anomalies. These anomalies were further investigated with follow-up ground geophysical surveys, including Induced Polarization (IP), Resistivity and Electromagnetic (EM) methods.

The TiTac Iron-Titanium-Vanadium Deposit is located on the margins of the Duluth Complex in north-eastern Minnesota. The Duluth Complex is a 1.1 billion-year old, large, multiphase, layered gabbroic intrusive complex. The TiTac Deposit is associated with late, cross-cutting Oxide-bearing Ultramafic Intrusives (OUI's) which intrude the Western Margin Intrusion of the Duluth Complex. Within the Duluth Complex, the OUI's typically form along linear trends, and exhibit strong fault control.  The TiTac Deposit occurs at the junction of a northeast-trending, linear magnetic and gravimetric discontinuity in the Duluth complex and a northwest-trending magnetic and conductive linear anomaly.  Oxides in the intrusions typically comprise 15-100% of the rock, comprising coarse-grained ilmenite (iron-titanium oxide) and titanium-bearing magnetite.

The deposit was discovered in 1968 by US Steel, which completed six diamond drillholes on the property to test the magnetic anomalies.  Drilling intersected abundant magnetite and ilmenite mineralization that ranged from disseminated to massive mineralization.  All drillholes intersected “ore-grade” mineralization.  As an example of the grades encountered, US Steel reported the following results from drillhole 26002: 254.8 metres @ 35.0% iron, 18.68% TiO2 and 0.47% V2O5, including 158.5 metres @ 42.7% iron, 22.47% TiO2 and 0.57% V2O5.

US Steel also conducted limited metallurgical work.  Drill core material was crushed and separated using heavy-liquid separation.  The residual heavy mineral concentrate subsequently underwent magnetic separation to produce a second magnetic (magnetite) concentrate, leaving a residual non-magnetic (ilmenite) concentrate.  Metallurgical test work on the deposit produced a magnetic concentrate grading 57.32% iron, 14.02% titanium dioxide (V2O5), and 1.30% vanadium pentoxide (V2O5).  The residual non-magnetic concentrate graded 29.14% iron, 37.22% TiO2 and 0.18% V2O5.

Cardero is moving quickly to complete independent metallurgical work on a composite sample from the deposit, with the aim of producing pig iron, titanium and vanadium from magnetic and non-magnetic concentrates.  The drill core was selected to be representative of the mineralized body and weighted averages for the head grade from all metallurgical samples was reported as 32.8% iron, 19.76% TiO2, and 0.44% V2O5. Following gravitational and magnetic separation, the US Steel laboratory reported grades for magnetic and non-magnetic concentrates as follows:

Magnetic Concentrate					Non-Magnetic Concentrate
Iron %	TiO2%	TiO2 lbs/tonne	V2O5%	V2O5 lbs/tonne	Iron %	TiO2%	TiO2 lbs/tonne	V2O5%	V2O5 lbs/tonne
57.32	14.02	309.1	1.30	28.7	29.14	37.22	820.6	0.18	4.0

Recent pricing for ferro-titanium metal has been around the USD 3.90 per pound level, while titanium dioxide (TiO2) has recently been priced around the USD 1.10 per pound level. Vanadium pentoxide (V2O5) has recently traded in the USD 13.00-18.00 per pound range.

Assuming that the metallurgical test results confirm the US Steel results, Cardero plans an initial drill program designed to verify the US Steel results and expand the information available regarding the deposit in order to permit the preparation of an initial resource estimate.  The surface of the TiTac deposit is owned by the State of Minnesota and managed by St. Louis County.  The Company has entered into a surface use agreement with the County which will permit the initial drilling program to proceed.

Pursuant to an option agreement dated July 1, 2008 (as amended on July 24, 2008), between Cardero Iron Ore (USA) Inc., a wholly owned subsidiary of Cardero Iron Ore Company Ltd., and an arm’s length private mineral owner (“owner”), the Company has a two year option to enter into a mining lease with the owner over an aggregate of 1,402 acres (567 hectares) of mineral rights located sections 2 and 3 of Township 54 North and sections 34 and 35 of Township 55 North, all Range 14 West, St. Louis County, Minnesota.  The mining lease will grant a lease over any mineral substance of a metalliferous nature, including those intermingled or associated materials or substances, recovered from each tone of crude ore for the purpose of extracting iron (essentially, iron, titanium and vanadium).  All other minerals are reserved to the owner.  The key terms of the option agreement (and the subsequent mining lease) are as follows:

Option Agreement: An initial payment of USD 5,000 on execution (paid) plus an extension payment of USD 25,000 due on the first anniversary of the agreement to extend the option for an additional year.  There are no work commitments under the option, but the Company is required to comply with all laws and to maintain specified insurance in place during the option term.  The Company can exercise the option to enter into a mineral lease at any time prior to June 29, 2010 upon notice to that effect to the owner.

Mining Lease: The initial term of the mining lease is for a period of 20 years, provided that the lease may be extended for an additional 5 year period if the Company gives notice at least 180 days prior to the end of such term, and has either paid to the owner at least USD 10,000,000 in royalties or pays to the owner the difference between the royalties actually paid and USD 10,000,000.  In like manner, the lease can be extended for up to three additional 5 year terms, provided that the appropriate notice is given and that the Company has paid to the owner at least USD 5,000,000 in royalties during the previous 5 year term (or pays any deficiency in cash).  The Company can terminate the lease at any time on sixty days' notice.  The Company is required to make a bonus payment of USD 2,500 upon entering into the lease, plus yearly rental payments under the lease of the greater of USD 2,500 and USD 2/acre in years one and two, the greater of USD 5,000 and USD 5/acre in years three through five, the greater of USD 7,500 or USD 10/acre in years six through ten, the greater of USD 10,000 or USD 25/acre in years eleven through fifteen and the greater of USD 50,000 or USD 50/acre in years sixteen through twenty.  These rental payments cease upon the commencement of commercial production, following which yearly minimum royalty payments of USD 200,000 apply.  Following the commencement of commercial production, the Company is required to pay a royalty of USD 0.85 per ton of crude iron ore (adjusted quarterly based on variation in the quoted price of certain iron ore products) and 5% of the net return values for any other products produced (subject to a minimum royalty of USD 0.02 per pound of titanium).  The Company is required to incur minimum work expenditures of USD 50,000 prior to the second anniversary of the lease, and USD 50,000 per year thereafter (any deficiency being payable in cash to the owner).

The Company has agreed, subject to regulatory acceptance, to pay a finder's fee to an arm’s length individual in connection with the completion of the option agreement.  The fee will consist of an initial 25,000 common shares, issuable following regulatory acceptance, plus an additional common 50,000 shares issuable upon the exercise by the Company of the option to enter into the mining lease.

Caucasian Region

MOU with International Minerals and Mines Ltd.

Cardero has entered into a memorandum of understanding with International Minerals and Mines Ltd., a private Gibraltar company headquartered in London (“IMM”), to earn an equity interest in a subsidiary of IMM which is presently engaged in reconnaissance exploration programs in the Caucasian Region.  Cardero is the manager of the exploration programs.  Project generation to date by Cardero indicates that the Caucasian Region is prospective for significant to world class base and precious metal porphyry and epithermal deposits.

Pursuant to a memorandum of understanding dated August 8, 2008 (but effective as and from April 25, 2008) between Cardero and IMM, Cardero has acquired the right to receive up to a 30% equity interest in IMM Gold Limited, a subsidiary of IMM incorporated under the laws of Gibraltar (“IMMG”).  Stephan Fitch, a director of Cardero, is a director and significant shareholder of a private company which is the major shareholder (67%) of IMM.  Cardero has agreed to acquire an initial 15% equity interest in IMMG by issuing to IMM up to 750,000 common shares, as follows:

(a)

an initial 500,000 common shares upon acceptance for filing of the transaction by the Toronto Stock Exchange (“TSX”); and

(b)

if, on the date (“Adjustment Date”) which is one year after the date (“Issue Date”) of the issuance of the initial 500,000 shares to IMM, the volume weighted average trading price for Cardero common shares on the TSX for the five trading days immediately prior to such date (“Final VWAP”) is less than the volume weighted average trading price for Cardero Shares on the TSX for the five trading days immediately prior to the date of this news release (“Initial VWAP”), Cardero will issue to IMM such number of additional common shares of Cardero (up to a maximum of 250,000 additional shares) as is equal to the difference between the Initial VWAP and the Final VWAP, multiplied by 500,000 and divided by the Final VWAP.

Cardero has the option to acquire an additional 15% equity interest in IMMG by issuing an additional 1,000,000 shares to IMM on or before December 31, 2009.

Cardero is responsible for formulating and managing, on behalf of IMMG, an exploration program designed to identify prospective mineral properties located in the Caucasian Region, for acquisition by IMMG.  As manager, Cardero is entitled to charge a 15% management fee.  The costs of the exploration program are to be paid by IMMG, which is in the process of raising an initial GBP 2.0 million financing for such purpose.  The initial funding will be without dilution to Cardero’s initial 15% (and, if acquired, subsequent 15%) equity interest.  Any additional funding by IMMG thereafter will dilute all existing shareholders, but Cardero has the right to participate in any such financing and thereby maintain its then percentage equity interest in IMMG.  The reconnaissance exploration program has commenced, but no properties have yet been acquired.

Qualified Person(s) and Quality Control/Quality Assurance

EurGeol Keith Henderson, Cardero’s Vice President-Exploration and a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for the mineral property disclosure in this MD&A.

The work programs at Pampa de Pongo and Pampa el Toro are designed by, and are supervised by, Keith J. Henderson, Cardero’s Vice President-Exploration, and Dr. S. Jayson Ripke, Cardero Iron Ore Management (USA) Inc.’s Vice President - Technical, who together are responsible for all aspects of the work, including the quality control/quality assurance program.  Metallurgical test work is being undertaken by Natural Resources Research Institute’s Coleraine Minerals Research Labs, Minnesota, and the work is designed and supervised by Dr. Ripke.  NRRI follow international (ISO) and North American (ASTM) procedures where such procedures exist for highly specialized pelletizing test work.  NRRI are generally considered to be industry leaders in this type of test work.  ICP analysis reported in this release has been completed internally at NRRI.  Representative samples have been forwarded to ALS Chemex in Nevada and Vancouver for independent ISO-certified analysis.

The work programs on the Company’s properties other than Pampa de Pongo and Pampa el Toro are designed and are supervised by Keith Henderson, Vice President, Exploration, of Cardero, either alone or in conjunction with independent consultants.  Mr. Henderson and such consultants, as applicable, are responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the various project rigorously collect and track samples which are then sealed and shipped to ALS Chemex for assay.  ALS Chemex’s quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Blind certified reference material is inserted at regular intervals into the sample sequence by Cardero personnel in order to independently assess analytical accuracy.  Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

Risk Factors

The Company is in the business of acquiring, exploring and, if warranted, developing and exploiting natural resource properties, initially in Mexico, Argentina and Peru.  Due to the nature of the Company’s proposed business and the present stage of exploration of its mineral properties (which are primarily early to advanced stage exploration properties with no known resources or reserves), the following risk factors, among others, will apply:

Mining Industry is Intensely Competitive:  The Company’s business is the acquisition, exploration and development of mineral properties.  The mining industry is intensely competitive and the Company will compete with other companies that have far greater resources.

Resource Exploration and Development is Generally a Speculative Business: Resource exploration and development is a speculative business and involves a high degree of risk, including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in size to return a profit from production.  The marketability of natural resources that may be acquired or discovered by the Company will be affected by numerous factors beyond the control of the Company.  These factors include market fluctuations, the proximity and capacity of natural resource markets, government regulations, including regulations relating to prices, taxes, royalties, land use, importing and exporting of minerals and environmental protection.  The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.  The vast majority of exploration projects do not result in the discovery of commercially mineable deposits of ore.

Fluctuation of Metal Prices: Even if commercial quantities of mineral deposits are discovered by the Company, there is no guarantee that a profitable market will exist for the sale of the metals produced.  Factors beyond the control of the Company may affect the marketability of any substances discovered.  The prices of various metals have experienced significant movement over short periods of time, and are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods.  The supply of and demand for metals are affected by various factors, including political events, economic conditions and production costs in major producing regions.  There can be no assurance that the price of any commodities will be such that any of the properties in which the Company has, or has the right to acquire, an interest may be mined at a profit.

Permits and Licenses:  The operations of the Company will require consents, approvals, licenses and/or permits from various governmental authorities.  There can be no assurance that the Company will be able to obtain all necessary consents, approvals, licenses and permits that may be required to carry out exploration, development and mining operations at its projects.

No Assurance of Profitability:  The Company has no history of earnings and, due to the nature of its business, there can be no assurance that the Company will ever be profitable.  The Company has not paid dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future.  The only present source of funds available to the Company is from the sale of its common shares or, possibly, from the sale or optioning of a portion of its interest in its mineral properties.  Even if the results of exploration are encouraging, the Company may not have sufficient funds to conduct the further exploration that may be necessary to determine whether or not a commercially mineable deposit exists.  While the Company may generate additional working capital through further equity offerings or through the sale or possible syndication of its properties, there can be no assurance that any such funds will be available on favourable terms, or at all.  At present, it is impossible to determine what amounts of additional funds, if any, may be required.  Failure to raise such additional capital could put the continued viability of the Company at risk.

Uninsured or Uninsurable Risks:  The Company may become subject to liability for pollution or hazards against which it cannot insure or against which it may elect not to insure where premium costs are disproportionate to the Company’s perception of the relevant risks.  The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration and production activities.

Government Regulation:  Any exploration, development or mining operations carried on by the Company will be subject to government legislation, policies and controls relating to prospecting, development, production, environmental protection, mining taxes and labour standards.  In addition, the profitability of any mining prospect is affected by the market for precious and/or base metals which is influenced by many factors including changing production costs, the supply and demand for metals, the rate of inflation, the inventory of metal producing corporations, the political environment and changes in international investment patterns.

Environmental Matters:  Existing and possible future environmental legislation, regulations and actions could cause significant expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted and which may well be beyond the capacity of the Company to fund.  The Company’s right to exploit any mining properties is and will continue to be subject to various reporting requirements and to obtaining certain government approvals and there can be no assurance that such approvals, including environment approvals, will be obtained without inordinate delay or at all.

Insufficient Financial Resources:  The Company does not presently have sufficient financial resources to undertake by itself the exploration and development of all of its planned exploration and development programs.  The development of the Company’s properties will therefore depend upon the Company’s ability to obtain financing through the joint venturing of projects, private placement financing, public financing or other means.  There can be no assurance that the Company will be successful in obtaining the required financing.  Failure to raise the required funds could result in the Company losing, or being required to dispose of, its interest in its properties.  In particular, failure by the Company to raise the funding necessary to maintain in good standing the various option agreements it has entered into could result in the loss of the rights of the Company to such properties.

Foreign Countries and Regulatory Requirements:  Substantially all of the mineral properties held by the Company are located in Mexico, Argentina or Peru, where mineral exploration and mining activities may be affected in varying degrees by political instability, expropriation of property and changes in government regulations such as tax laws, business laws, environmental laws and mining laws, affecting the Company’s business in that country.  Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business, or if significant enough, may make it impossible to continue to operate in the country.  Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, foreign exchange restrictions, export controls, income taxes, expropriation of property, environmental legislation and mine safety.

Dependence Upon Others and Key Personnel:  The success of the Company’s operations will depend upon numerous factors, many of which are beyond the Company’s control, including (i) the ability to design and carry out appropriate exploration programs on its mineral properties; (ii) the ability to produce minerals from any mineral deposits that may be located; (iii) the ability to attract and retain additional key personnel in exploration, marketing, mine development and finance; and (iv) the ability and the operating resources to develop and maintain the properties held by the Company.  These and other factors will require the use of outside suppliers as well as the talents and efforts of the Company and its consultants and employees.  There can be no assurance of success with any or all of these factors on which the Company’s operations will depend, or that the Company will be successful in finding and retaining the necessary employees, personnel and/or consultants in order to be able to successfully carry out such activities.  This is especially true as the competition for qualified geological, technical and mining personnel and consultants is particularly intense in the current marketplace.

Currency Fluctuations:  The Company presently maintains its accounts in Canadian dollars.  Due to the nature of its operations in such countries, the Company also maintains accounts in U.S. dollars, Mexican and Argentine pesos and Peruvian nuevo soles.  The Company’s operations in the United States, Mexico, Argentina and Peru and its proposed payment commitments and exploration expenditures under many of the agreements pursuant to which it holds, or has a right to acquire, an interest in its mineral properties are denominated in U.S. dollars, making it subject to foreign currency fluctuations.  Such fluctuations are out of its control and may materially adversely affect the Company’s financial position and results.

Price Fluctuations and Share Price Volatility:  In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered exploration stage companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.  There can be no assurance that continual and extreme fluctuations in price will not occur.

Surface Rights and Access:  Although the Company acquires the rights to some or all of the minerals in the ground subject to the tenures that it acquires, or has a right to acquire, in most cases it does not thereby acquire any rights to, or ownership of, the surface to the areas covered by its mineral tenures.  In such cases, applicable mining laws usually provide for rights of access to the surface for the purpose of carrying on mining activities, however, the enforcement of such rights can be costly and time consuming.  In areas where there are no existing surface rights holders, this does not usually cause a problem, as there are no impediments to surface access.  However, in areas where there are local populations or land owners, it is necessary, as a practical matter, to negotiate surface access.  There can be no guarantee that, despite having the right at law to access the surface and carry on mining activities, the Company will be able to negotiate a satisfactory agreement with any such existing landowners/occupiers for such access, and therefore it may be unable to carry out mining activities.  In addition, in circumstances where such access is denied, or no agreement can be reached, the Company may need to rely on the assistance of local officials or the courts in such jurisdiction

Uncertainty of Resource Estimates/Reserves:  Unless otherwise indicated, mineralization figures presented in the Company’s filings with securities regulatory authorities, press releases and other public statements that may be made from time to time are based upon estimates made by Company personnel and independent geologists.  These estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable.  There can be no assurance that:

• these estimates will be accurate;

• reserves, resource or other mineralization figures will be accurate; or

• this mineralization could be mined or processed profitably.

Because the Company has not commenced production at any of its properties, and has not defined or delineated any proven or probable reserves on any of its properties, mineralization estimates for the Company’s properties may require adjustments or downward revisions based upon further exploration or development work or actual production experience.  In addition, the grade of ore ultimately mined, if any, may differ from that indicated by drilling results.  There can be no assurance that minerals recovered in small-scale tests will be duplicated in large-scale tests under on-site conditions or in production scale.  The resource estimates contained in the Company’s filings with securities regulatory authorities, press releases and other public statements that may be made from time to time have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate.  Extended declines in market prices for gold, silver, copper, iron or other metals may render portions of the Company’s mineralization uneconomic and result in reduced reported mineralization.  Any material reductions in estimates of mineralization, or of the Company’s ability to extract this mineralization, could have a material adverse effect on the Company’s results of operations or financial condition.  The Company has not established the presence of any proven and probable reserves at any of its mineral properties. There can be no assurance that subsequent testing or future studies will establish proven and probable reserves at the Company’s properties. The failure to establish proven and probable reserves could restrict the Company’s ability to successfully implement its strategies for long-term growth.

Title:  Although the Company has taken steps to verify the title to the mineral properties in which it has or has a right to acquire an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee title (whether of the Company or of any underlying vendor(s) from whom the Company may be acquiring its interest).  Title to mineral properties may be subject to unregistered prior agreements or transfers, and may also be affected by undetected defects or the rights of indigenous peoples.

Investments

International Tower Hill Mines Ltd.

During the nine months ended July 31, 2008, the Company sold 137,000 shares of ITH for gross proceeds of CAD 224,696.  As at July 31, 2008, the Company held 2,863,000 common shares of ITH and common share purchase warrants to purchase an additional 2,000,000 common shares at a price of $1.00 until August 4, 2008.  Subsequent to July 31, 2008, the Company:

(a)

exercised the two million common share purchase warrants of ITH and acquired an additional two million common shares of ITH at a price of CAD 1.00 per share; and

(b)

sold an additional 47,700 ITH shares for gross proceeds of CAD 71,258.

As a result of these transactions, the Company now holds a total of 4,815,300 shares of ITH, representing approximately 10.98% of the issued and outstanding common shares of ITH.

Trevali Resources Corp.

On April 24, 2007, the Company acquired 1,000,000 shares of Trevali Resources Corp. (“Trevali”), a former related party, at a gross cost of $100,000.  As there was no quoted market value for the shares of Trevali as at October 31, 2007, the Company considers its cost to be a reasonable estimate of fair value as of that date. Trevali commenced trading on the CNQ effective December 21, 2007. At July 31, 2008, the quoted market value of the Trevali common shares was $1.75, or a total market value for the Company’s shares of $1,750,000. Fair value adjustments for the nine months ended July 31, 2008 amounted to unrealized gains of $1,650,000 recorded as comprehensive income. The Company held 2.4% of the Trevali issued and outstanding common shares as of July 31, 2008.

SUMMARY OF QUARTERLY RESULTS

The table below sets out the quarterly results expressed in Canadian dollars, for the fiscal years 2006, 2007 and 2008:

Fiscal 2008

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenue	$ 3,593	$ 17,427	$ 14,721
Gain on sale of investment	-	66,963	81,014
Net income (loss)	(1,788,629)	(3,834,843)	(3,744,818)
Net loss per share	(0.04)	(0.07)	(0.07)
Comprehensive income (loss)	(1,058,629)	(7,285,919)	(2,259,782)

Fiscal 2007

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenue	$ 82,190	$88,649	$59,079	$1,104
Gain on sale of investment	1,818,236	-	-	-
Net income (loss)	6,903	(2,001,964)	(1,479,139)	(5,667,290)
Net income per share	0.00	(0.04)	(0.03)	(0.13)
Comprehensive income (loss)	(303,097)	(1,001,964)	(329,139)	(8,827,290)

Fiscal 2006

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenue	$ 93,787	103,878	102,400	51,313
Net loss	(951,779)	(1,113,123)	(3,530,664)	(2,594,576)
Net loss per share	(0.02)	(0.03)	(0.08)	(0.06)

Notes:

1)

There were no discontinued operations or extraordinary items in the periods under review.

1)

The basic and diluted losses per share were the same in each of the periods.

The variation seen over such quarters is primarily dependent upon the success of the Company’s ongoing property evaluation and acquisition program and the timing and results of the Company’s exploration activities on its current properties, none of which are possible to predict with any accuracy.  The variation in income is related to the interest earned on funds held by the Company, which is dependent upon the success of the Company in raising the required financing for its activities, and is therefore also difficult to predict.

RESULTS OF OPERATIONS

During the nine months ended July 31, 2008, the Company had a net loss of $9,368,290 or $0.18 per share as compared to a net loss of $2,054,200 or $0.04 per share for 2007 (restated).  The following discussion explains the variations in the key components of these numbers but, as with most junior mineral exploration companies, the results of operations are not the main factor in establishing the financial health of the Company.  Of far greater significance are the mineral properties in which the Company has, or may earn, an interest, its working capital and how many shares it has outstanding.  Quarterly results can vary significantly depending on whether the Company has abandoned any properties or granted any stock options.

	Nine months ended July 31
	2008	2007
		(restated)
Net loss	$ 9,368,290	$ 2,054,200
Interest income	35,741	229,918
General and administrative costs	5,847,501	5,286,430
Stock-based compensation component	2,232,473	1,188,818
Write-down of resource properties	2,206,273	52,958

Nine months ended July 31, 2008 compared to nine months ended July 31, 2007

In the nine months ended July 31, 2008 the Company had a net loss of $9,368,290 or $0.18 per share as compared to a net loss of $2,054,200 or $0.04 per share for the nine months ended July 31, 2007.  During the previous year’s period, the Company had a realized gain of $1,818,236 on the sale of 1,000,000 shares of ITH and an unrealized gain of $1,420,000 due to the fair value adjustments of the ITH warrants which are considered to be a derivative financial instrument.  In the current period, the Company sold 137,000 shares of ITH, realizing a gain of $147,976 and an unrealized loss of $1,840,000 due to the fair value adjustments on the ITH warrants.  Property write-offs increased to $2,206,273 (properties in Argentina) compared to write-offs in the same period in 2007 of $52,958.  The following discussion explains the variations in the key components of these numbers.

The Company’s general and administrative costs totalled $5,847,501 compared to $5,286,430 in 2007.  The major expense categories involved in this increase are the salaries (2008 - $1,985,600; 2007 - $1,732,429 and consulting fees (2008 - $1,345,810, 2007 - $473,061).  This total increase is offset by the decreased expenses for property evaluations (2008 - $344,328, 2007- $1,057,324).  Subsidiary administrative costs amounted to $1,012,064 (2007 - $1,134,514), which decreased slightly due to lesser exploration activity and costs containment measures.  (Also refer to the stock-based compensation component of the related expense categories below.)

The Company’s interest income of $35,741 (2007 - $229,918) reflects lower average cash balances.  The foreign exchange gain (loss) of $341,767 (2007 - $(182,966)) arose principally as a result of strengthening in the Argentine and Peruvian currencies compared to the Canadian dollar.

Stock-based compensation has been included in the following expense categories:

	2008	2007
Salary	$ 1,061,072	$ 742,156
Consulting	984,486	178,144
Investor relations	186,915	147,438
Share issue costs	320,634	121,080
	$ 2,553,107	$ 1,188,818

All other administrative expenses are commensurate with the general level of exploration or regulatory activity on a period over period basis.

Three months ended July 31, 2008 compared to three months ended July 31, 2007

For the three months ended July 31, 2008, the Company incurred net losses of $3,744,818 as compared to net losses of $1,019,139 for the period ending July 31, 2007.  The largest variances between the two quarters are the write-off of resource properties $1,522,908 (2007 – $Nil) and stock-based compensation, resulting in a charge to operations of $1,920,948 (2007 - Nil).

LIQUIDITY AND CAPITAL RESOURCES

The Company has no revenue generating operations from which it can internally generate funds.  To date, the Company’s ongoing operations have been predominantly financed by the sale of its equity securities by way of private placements and the subsequent exercise of share purchase warrants issued in connection with such private placements.  However, the exercise of warrants is dependent primarily on the market price of the Company’s securities at or near the expiry date of such warrants (over which the Company has no control) and therefore there can be no guarantee that any existing warrants will be exercised.  In addition, the Company can raise funding through the sale of interests in its mineral properties.  This situation is unlikely to change until such time as the Company can develop a bankable feasibility study on one of its projects.  When acquiring interest in mineral properties through purchase or option the Company will sometimes issue common shares to the vendor or optionee of the property as partial or full consideration for the property interest in order to conserve its cash.

As at September 10, 2008, the Company had working capital of approximately $1.9 million (unaudited), which it anticipates will likely not be sufficient to cover its anticipated administrative and property payment expenses for the next 12 months.  The Company does not presently have sufficient funds to carry out all of its planned exploration programs for the next 12 months, and therefore additional funding will be required during the next year.  If the Company is unable to obtain any such additional funding as and when necessary, it would likely be required to scale back its property acquisition and/or exploration programs, sell, option or abandon some of its mineral properties or dispose of some or all of its investment in ITH or Trevali.

OFF BALANCE-SHEET ARRANGMENTS

The Company has no off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

During the nine months ended July 31, 2008 and 2007, the Company incurred expenses paid to officers or directors of the Company or companies with common directors:

	2008	2007
Professional fees	$ 66,206	$ 75,569
Consulting fees	$ 67,500	$ 67,500

At July 31, 2008 there was $7,700 (October 31, 2007 - $7,769) included in accounts payable and accrued liabilities, and $234,788 (October 31, 2007- $220,646) included in accounts receivable owing to/from related parties.  Professional fees include amounts paid to a law firm of which a director is a shareholder.

The Company recovered $159,255 during the period ended July 31, 2008 (2007 - $100,485) in rent and administration costs from Wealth Minerals Ltd., International Tower Hill Mines Ltd., Indico Resources Ltd., Athlone Energy Ltd. and Lawrence W. Talbot Law Corporation (“LWTLC”), companies with common officers or directors.

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties and are on terms and conditions similar to non-related entities.

Effective October 1, 2005, the Company retained Mr. Carlos Ballon of Lima, Peru, to provide management services on behalf of the Company in Peru through his private Peruvian company, Minera Koripampa del Peru S.A., for a fee of USD 10,000 per month (reduced to USD 7,500 per month starting from March, 2007), which has been expensed to consulting fees.  Mr. Ballon became President of Cardero Peru in April 2006. Accordingly, Mr. Ballon is a related party with respect to the Company.  Prior to Mr. Ballon becoming a related party, the Company entered into a number of mineral property acquisition/option agreements from either Minera Koripampa del Peru S.A. or Sudamericana de Metales Peru S.A., another private Peruvian company controlled by Mr. Ballon.  Such property transactions include those with respect to the Carbonera and Daniella Properties (financial statement note 6(c)(i)), the Pampa de Pongo Property (financial statement note 6(c)(ii)), the Katanga Property (financial statement note 6(c)(iii) and the Corongo Project (financial statement note 6(c)(v)).

The presidents of Minerales y Metales California, S.A. de C.V. and Cardero Argentina S.A. provide management services for USD 3,750 each per month, which is expensed to consulting fees or capitalized to property costs, depending upon the nature of the services.

The Company has entered into a retainer agreement dated May 1, 2007 with LWTLC, pursuant to which LWTLC agrees to provide legal services to the Company.  Pursuant to the retainer agreement, the Company has agreed to pay LWTLC a minimum annual retainer of $82,500 (plus applicable taxes and disbursements).  The retainer agreement may be terminated by LWTLC on reasonable notice, and by the Company on one year’s notice (or payment of one year’s retainer in lieu of notice).

PROPOSED TRANSACTIONS

Although the Company is currently investigating a number of additional property acquisitions, and is entertaining proposals for the sale or option/joint venture of one or more of its properties, as at the date of this MD&A there are no proposed transactions where the board of directors, or senior management who believe that confirmation of the decision by the board is probable, have decided to proceed with.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  Areas requiring the use of estimates in the preparation of the Company’s financial statements include the rates of amortization for equipment, the potential recovery of resource property interests, the assumptions used in the determination of the fair value of stock-based compensation and the determination of the valuation allowance for future income tax assets.  Management believes the estimates used are reasonable; however, actual results could differ materially from those estimates and, if so, would impact future results of operations and cash flows.

CHANGES IN ACCOUNTING POLICIES

There have been no changes in accounting policies since November 1, 2007, being the start of the Company’s most recently completed fiscal year.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company’s financial instruments include cash and cash equivalents, receivables, investments and payables. The carrying values of the Company’s financial instruments approximate their respective fair values due to their short-term maturity.  Due to the short term of all such instruments, the Company does not believe that it is exposed to any material risk with respect thereto.

The Company’s cash at July 31, 2008 was $5,615,189 of which $250,968 was held in Mexican, Argentinean and Peruvian currencies.

The Company’s receivables and payables at July 31, 2008 were normal course business items that are settled on a regular basis.  The Company’s investments in ITH and Trevali are carried at quoted market value or an estimate thereof, and are classified as “available for sale” for accounting purposes.  The intrinsic value represented by the share purchase warrants of ITH (prior to the exercise thereof) was carried at quoted market value (or an estimate thereof).  This investment is classified as a derivative financial instrument, changes to the fair value of which are included in net income.  The Company has no current plans to dispose of any significant portion of its investments in either ITH or Trevali, but may determine to do so if necessary to raise funds for its ongoing operations.  Subsequent to the quarter, the Company exercised the two million common share purchase warrants of ITH at a price of CAD 1.00 per share and no longer holds any warrants.

MATERIAL PROCEEDINGS

Pursuant to an agreement dated October 17, 2007, the legal action among Western Telluric Resources Inc. (“WTR”) and Minera Olympic, S. de R.L. de C.V. (“Minera”) (the “Plaintiffs”) and the Company was settled.  As its part of the settlement, the Company has agreed to issue an aggregate of 500,000 shares to WTR and to grant to WTR a 1.5% net smelter return royalty over its existing and future acquired Baja California properties, of which the Company can acquire one-half (0.75%) for the price of $2,000,000.  Fulfillment by the Company of its obligations under the Settlement Agreement was subject to the acceptance for filing thereof by the TSX (received on November 20, 2007) and AMEX (received on November 13, 2007) and certain other conditions precedent.  The settlement transaction closed on May 23, 2008, with interests in all affected resource properties being transferred to the Company’s Mexican subsidiary.

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure.  Management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures as at July 31, 2008 as required by Canadian securities laws.  Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer, have concluded that, as of July 31, 2008, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings (as such terms are defined under Multilateral Instrument 52-109 “Certification of Disclosure in Issuer’s Annual and Interim Filings”) and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow for accurate disclosure to be made on a timely basis.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.  The Chief Executive Officer and Chief Financial Officer have concluded that there has been no change in the Company’s internal control over financial reporting during the nine months ended July 31, 2008 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

RESTATEMENT

The Company restated the fair value adjustment to investments for the nine month period ended July 31, 2007 to reflect the unrealized gain on derivatives of $1,420,000 as other income instead of comprehensive income.  In addition, the Company has restated net loss per US GAAP and comprehensive income to account for the fair value of derivative financial instruments totalling $1,420,000 not previously recognized in the nine months ended July 31, 2007.  An adjustment for the cost of mineral properties capitalized has also been reflected in that period.

DISCLOSURE OF OUTSTANDING SHARE DATA (as at September 10, 2008)

1.

Authorized and Issued capital stock:

Authorized	Issued	Value
An unlimited number of common shares without par value	57,732,847	$68,713,975

2.

Options Outstanding:

Number	Exercise Price	Expiry Date
412,500	$2.00	November 30, 2008
225,000	$1.70	December 20, 2008
100,000	$3.28	April 11, 2009
900,000	$1.47	September 7, 2009
350,000	$1.91	October 3, 2009
500,000	$1.50	January 16, 2010
2,000,000	$2.04	July 21, 2010
1,200,000	$2.18	August 8, 2010
5,687,500

3.

Warrants/Agent’s Options Outstanding:

Number	Exercise Price	Expiry Date
3,695,500	$1.50	March 1, 2010
750,100	$1.35	March 1, 2010
4,445,600

ADDITIONAL SOURCES OF INFORMATION

Additional disclosures pertaining to the Company, including its most recent Annual Information Form, financial statements, management information circular, material change reports, press releases and other information, are available on the SEDAR website at www.sedar.com or on the Company’s website at www.cardero.com.  Readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.